Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Valley National Bancorp:

We consent to the use of our reports dated February 28, 2013, with respect to the consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the Company) as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012 and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

September 13, 2013